SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Tefron's Extraordinary General Meeting of Shareholders, originally scheduled for
February 26, 2008 to approve the terms of office for its newly-elected active Chairman of the Board, Mr. Yacov Gelbard, has been postponed. Because the renewal of the term of one of Tefron's external directors required under Israeli law was inadvertently not brought for shareholder approval, all necessary corporate approvals under the Israeli Companies Law for such terms of office had not been obtained. Prior to bringing the terms of office for Mr. Gelbard for approval, Tefron will convene a shareholder meeting to approve renewal of the term of the external director.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEFRON LTD.
                                        (Registrant)


                                        By: /s/ Asaf Alperovitz
                                        -----------------------
                                        Asaf Alperovitz
                                        Chief Financial Officer

                                        By: /s/ Hanoch Zlotnik
                                        ----------------------
                                        Hanoch Zlotnik
                                        Treasurer

Date: February 28, 2008


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